

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Daniel R. Feehan
Chief Executive Officer and President
Cash America International, Inc.
1600 West 7th Street
Fort Worth, TX 76102-2599

  Re: Cash America International, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed March 13, 2015
      File No. 1-9733

Dear Mr. Feehan:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ William H. Thompson

            William H. Thompson
            Accounting Branch Chief